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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*

                       TRAVEL SERVICES INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                                  AIRTOURS plc
                                       and
                        BLUE SEA FLORIDA ACQUISITION INC.
                      (Names of Filing Persons (Offerors))

                     Common Stock, $.01 Par Value Per Share
             (Including the Associated Common Share Purchase Rights)
                           (Title Class of Securities)

                                    894169101
                      (CUSIP Number of Class of Securities)

                                   Paul Devitt
                              Addleshaw Booth & Co.
                              100 Barbirolli Square
                            Manchester M2 3AB England
                               011-44-161-934-6000

                                   Copies to:
                             John C. Whitehead, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                  212-309-6000
                 (Name, Address and Telephone Numbers of Persons
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     /X/ third-party tender offer subject to Rule 14d-1.
     / / issuer tender offer subject to Rule 13e-4.
     / / going-private transaction subject to Rule 13e-3.
     / / amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the
      results of the tender offer:    / /


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   CUSIP No. 894169101                                    Page 2 of 3
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         This Amendment No. 2 (this "Amendment") amends and supplements the joint Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed with the Securities and Exchange Commission on February 29, 2000, by Blue Sea Florida Acquisition Inc. ("Purchaser"), a Florida corporation and an indirect wholly-owned subsidiary of Airtours plc, a corporation organized under the laws of England ("Parent"), to purchase all the outstanding shares of common stock, $.01 par value per share ("Common Stock"), of Travel Services International, Inc., a Florida corporation (the "Company"), including the associated common share purchase rights (the "Rights" and together with the Common Stock, the "Shares") at a purchase price of $26.00 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 29, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

         The paragraph in the Offer to Purchase under the caption "SUMMARY TERM SHEET--Can the offer be extended and under what circumstances?" is amended by adding the following at the end thereof:

             "In addition, we may extend the offer for any period required by law, as described in Section 1 in this offer to purchase, including a minimum five business day period for a material change to the terms of the offer and a minimum ten business day period for any change with respect to the offer price or the number of shares sought or for other changes of similar significance.

             The Merger Agreement does not permit a subsequent offering period during which shareholders of Travel Services International who do not tender in the offer would have an additional period of time, beginning after we have purchased shares tendered in the offer, to tender their shares at the same price."


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   CUSIP No. 894169101                                    Page 3 of 3
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                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 17, 2000

                                  AIRTOURS plc

                                  By: /s/ JAMES S. JENNINGS
                                      -----------------------------
                                      Name: James S. Jennings
                                      Title:   Attorney-in-Fact

                                  BLUE SEA FLORIDA ACQUISITION INC.


                                  By:  /s/ JAMES S. JENNINGS
                                      -----------------------------
                                      Name: James S. Jennings
                                      Title:   Vice President